DUNDEE CORPORATION REPORTS

THIRD QUARTER 2007 FINANCIAL RESULTS

FOR IMMEDIATE RELEASE

Toronto, November 14, 2007 – Dundee Corporation (TSX: DC.A and DC.PR.A) is reporting its financial results as at and for the three and nine months ended September 30, 2007.  The interim unaudited consolidated financial statements, along with Management’s Discussion and Analysis as at and for the three and nine months ended September 30, 2007 will be filed on November 14, 2007.  Interested parties may access these statements at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is an asset management company dedicated to wealth management, real estate and resources.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc., a company with $61.8 billion in assets under management and administration.  Dundee Corporation’s real estate activities are conducted through its 77% owned subsidiary, Dundee Realty Corporation which manages $5 billion of Canadian commercial real estate, including a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Dundee Corporation

Ned Goodman

Joanne Ferstman

President and Chief Executive Officer

Executive Vice President and

(416) 365-5665

Chief Financial Officer

(416) 365-5010